SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
HEALTH FITNESS CORPORATION
(Name of Subject Company)
HEALTH FITNESS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
42217V201
(CUSIP Number of Class of Securities)
Wesley W. Winnekins
Chief Financial Officer and Treasurer
1650 West 82nd Street, Bloomington, MN 55431
(952) 831-6830
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
(612) 492-7000
Attention: John A. Satorius, Esq.
Alexander Rosenstein, Esq.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits.
SIGNATURES

     This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Health Fitness Corporation, a Minnesota Corporation (the “Company”). This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 26, 2010, as amended by Amendment No. 1 to the Schedule 14D-9 filed by the Company with the Commission on February 5, 2010, and relates to the offer by Trustco Minnesota, Inc., a Minnesota corporation (the “Purchaser”), which is a wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”), which is an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Trustmark”), to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $8.78 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:
     “(a)(5)(D) Press Release issued by the Company on February 12, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated February 12, 2010.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010	HEALTH FITNESS CORPORATION
	By:	/s/ Wesley W. Winnekins
		Name:	Wesley W. Winnekins
		Title:	Chief Financial Officer